UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Kronos Worldwide, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

50105F 10 5
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON NL Industries, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 17,516,132
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 17,516,132
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,516,132
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON TIMET Finance Management Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 17,521,335
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 17,521,335
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,521,335
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON Titanium Metals Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 17,521,335
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 17,521,335
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,521,335
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON Valhi, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 46,516,356
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 46,516,356
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,516,356
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 95.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 50105F 10 5

1	NAME OF REPORTING PERSON Valhi Holding Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 46,516,356
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 46,516,356
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,516,356
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 95.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 50105F 10 5

1	NAME OF REPORTING PERSON Dixie Rice Agricultural Corporation, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 46,516,356
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 46,516,356
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,516,356
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 95.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON Contran Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 46,516,356
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 46,516,356
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,516,356
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 95.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No.  50105F 10 5

1	NAME OF REPORTING PERSON The Combined Master Retirement Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 46,516,356
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 46,516,356
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,516,356
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 95.0%
12	TYPE OF REPORTING PERSON EP

CUSIP No. 50105F 10 5

1	NAME OF REPORTING PERSON Harold Simmons Foundation, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 46,516,356
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 46,516,356
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,516,356
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 95.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 50105F 10 5

1	NAME OF REPORTING PERSON Harold C. Simmons I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 135,367
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 46,552,712
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 135,367
	8	SHARED DISPOSITIVE POWER 46,552,712
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,367
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Kronos Worldwide, Inc., a Delaware corporation (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

Items 2(a)	Name of Person Filing:

The following entities or person (collectively, the “Reporting Persons”) are filing this statement:

(i)	NL Industries, Inc. (“NL”) and Valhi, Inc. (“Valhi”) as direct holders of shares (“Shares”) of common stock, par value $0.01 per share, of the Company;

(ii)	TIMET Finance Management Company (“TFMC”) by virtue of its direct ownership of NL;

(iii)
Titanium Metals Corporation (“TIMET”), Valhi Holding Company (“VHC”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”), Contran Corporation (“Contran”), The Combined Master Retirement Trust (the “CMRT”) and the Harold Simmons Foundation, Inc. (the “Foundation”) by virtue of their direct or indirect ownership of TFMC, NL or Valhi; and

(iv)	Harold C. Simmons by virtue of his and his wife’s direct holdings of Shares and his positions with Contran and certain of its related entities (as described in this statement).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of TFMC is 1007 Orange Street, Suite 1414, Wilmington, Delaware  19801.  The principal business office of NL, TIMET, Valhi, VHC, Contran, the CMRT and the Foundation is located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas  75240-2697.  The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana  70542.

Item 2(c).	Citizenship:

Contran, TFMC, TIMET, Valhi and VHC are Delaware corporations.  NL is a New Jersey corporation.  The Foundation is a Texas non-profit corporation.  Dixie Rice is a Louisiana corporation.  The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law.  Harold C. Simmons is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

50105F 10 5

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment Company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership (as of December 31, 2007).

(a)            Amount Beneficially Owned:
(b)            Percent of Class:

By virtue of the relationships described under Item 7 of this statement, as of December 31, 2007:

(1)
NL may be deemed to own beneficially the 17,516,132 Shares (approximately 35.8% of the 48,956,549 Shares outstanding as of December 31, 2007 based on information provided by the Company and hereinafter referred to as the “Outstanding Shares”) that NL holds directly;

(2)	TFMC and TIMET may be deemed to own beneficially the 17,521,335 Shares (approximately 35.8% of the Outstanding Shares) that TFMC and NL hold directly;

(3)
Valhi, VHC, Dixie Rice, Contran, the CMRT and the Foundation may be deemed to own beneficially the 46,516,356 Shares (approximately 95.0% of the Outstanding Shares) that TFMC, NL and Valhi hold directly; and

(4)	Harold C. Simmons may be deemed to own beneficially the 46,688,079 Shares (approximately 95.4% of the Outstanding Shares) that TFMC, NL, Valhi, his wife and he hold directly.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

As of December 31, 2007, Harold C. Simmons had the sole power to vote or direct the disposition of 135,367 Shares.

(ii)	Shared power to vote or to direct the vote:

By virtue of the relationships described under Item 7 of this statement, as of December 31, 2007:

(1)	NL may be deemed to share the power to vote or direct the disposition of the 17,516,132 Shares (approximately 35.8% of the Outstanding Shares) that NL holds directly;

(2)	TFMC and TIMET may be deemed to share the power to vote or direct the disposition of the 17,521,335 Shares (approximately 35.8% of the Outstanding Shares) that TFMC and NL hold directly;

(3)
Valhi, VHC, Dixie Rice, Contran, the CMRT and the Foundation may be deemed to share the power to vote or direct the disposition of the 46,516,356 Shares (approximately 95.0% of the Outstanding Shares) that TFMC, NL and Valhi hold directly; and

(4)
Harold C. Simmons may be deemed to share the power to vote or direct the disposition of the 46,552,712 Shares (approximately 95.1% of the Outstanding Shares) that TFMC, NL, Valhi and his wife hold directly.

(iii)	Sole power to dispose or direct the disposition of:

See the response to Item 4(c)(i) of this statement.

(iv)	Shared power to dispose or to direct the disposition of:

See the response to Item 4(c)(ii) of this statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Schedule B attached hereto and incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2008

/s/ Harold C. Simmons
Harold C. Simmons
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 31, 2008

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 31, 2008

/s/ Gregory M. Swalwell
Gregory M. Swalwell
Signing in the capacity listed on Schedule A attached hereto and incorporated herein by reference.

SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity, and as trustee of THE COMBINED MASTER RETIREMENT TRUST.

STEVEN L. WATSON, as president, chief executive officer or vice president of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
TITANIUM METALS CORPORATION
VALHI HOLDING COMPANY
VALHI, INC.

GREGORY M. SWALWELL, as vice president of each of:

NL INDUSTRIES, INC.
TIMET FINANCE MANAGEMENT COMPANY

SCHEDULE B

The following information is presented as of December 31, 2007.  All capitalized terms in this Schedule B have the same meanings given such terms in the statement to which this Schedule B is a part.

Valhi, NL and TFMC are the direct holders of 28,995,021 Shares (59.2%), 17,516,132 Shares (35.8%) and 5,203 Shares (0.0%), respectively, of the Outstanding Shares.  Together, Valhi, NL and TFMC may be deemed to control the Company.

TIMET is the direct holder of 100% of the outstanding shares of common stock of TFMC and may be deemed to control TFMC.  VHC, Harold C. Simmons’ wife, the CMRT, Harold C. Simmons, NL, Valhi and the Foundation are the holders of approximately 26.6%, 11.6%, 8.4%, 3.8%, 0.8%, 0.5% and 0.2, respectively, of the outstanding shares of common stock of TIMET.  NL’s percentage ownership of TIMET common stock includes 0.3% directly held by a wholly owned subsidiary of NL.  Together VHC, NL, Valhi, Harold C. Simmons and his wife may be deemed to control TIMET.

Valhi and TFMC are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding shares of NL common stock.  Together, Valhi and TFMC may be deemed to control NL.

VHC, the Foundation and the CMRT are the direct holders of approximately 92.8%, 0.9% and 0.1%, respectively, of the outstanding shares of common stock of Valhi.  Together, VHC and TFMC may be deemed to control Valhi.  Dixie Rice is the direct holder of 100% of the outstanding common stock of VHC and may be deemed to control VHC.  Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts held.

The Foundation directly holds approximately 0.2% of the outstanding shares of TIMET common stock and 0.9% of the outstanding shares of Valhi common stock.  The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

The CMRT directly holds approximately 8.4% of the outstanding shares of TIMET common stock and 0.1% of the outstanding shares of Valhi common stock.  Contran sponsors the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT.  Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

As already discussed, Valhi is the direct holder of approximately 83.1% of the outstanding common stock of NL and may be deemed to control the Company.  NL and a subsidiary of NL directly own 3,522,967 shares and 1,186,200 shares of Valhi common stock, respectively.  Pursuant to Delaware law, NL treats the shares of Valhi common stock that NL and its subsidiary own as treasury stock for voting purposes and for the purposes of percentage calculation in this amendment to Schedule 13G such shares are not deemed outstanding.

Harold C. Simmons is the chairman of the board and chief executive officer of each of the Company and NL and chairman of the board of each of Contran, Dixie Rice, TIMET, Valhi and VHC.

By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities.  However, Mr. Simmons disclaims such beneficial ownership of the Shares beneficially owned directly or indirectly by any of such entities.  Mr. Harold Simmons disclaims beneficial ownership of all Shares that Valhi, NL or TFMC directly hold.

Harold C. Simmons’ wife is the direct owner of 36,356 Shares, 269,775 shares of NL common stock, 21,167,875 shares of TIMET common stock and 43,400 shares of Valhi common stock.  Mr. Simmons may be deemed to share indirect beneficial ownership of such shares.  Mr. Simmons disclaims all such beneficial ownership.

Harold C. Simmons directly holds 135,367 Shares, 617,200 shares of NL common stock, 6,894,239 shares of TIMET common stock and 3,383 shares of Valhi common stock.

A trust of which Harold C. Simmons and his wife are co-trustees and the beneficiaries of which are the grandchildren of his wife is the direct holder of 17,432 shares of TIMET common stock and 36,500 shares of Valhi common stock.  Mr. Simmons disclaims beneficial ownership of these shares.

Tremont LLC ceased to be a filing person under this statement on March 26, 2007 when Tremont LLC ceased to own shares of TIMET common stock.  Dixie Holding Company ceased to be a filing person under this statement upon its dissolution on September 28, 2007.  Valhi Group, Inc., National City Lines, Inc. and NOA, Inc. ceased to be filing persons under this statement upon their dissolutions effective December 31, 2007.  Southwest Louisiana Land LLC, as the successor to Southwest Louisiana Land Company, Inc., a Louisiana corporation, ceased to be a filing person under this statement when Southwest Louisiana Land LLC ceased to own, directly or indirectly, shares of VHC common stock effective December 31, 2007.